Exhibit 99.2

ESTIMATED RESERVES AND FUTURE NET REVENUE

AS OF

APRIL 1, 2012

ATTRIBUTABLE TO INTERESTS

OWNED BY

LUCAS ENERGY INC.

IN CERTAIN PROPERTIES

LOCATED IN

TEXAS

 (SEC CASE)

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110   Telefax (972)991-3160  (E MAIL) forgarb@forgarb.com

June 22, 2012

Mr. William A. Sawyer
Lucas Energy, Inc.
3555 Timmons Lane, Suite 1550
Houston, TX  77027

Re: SEC Case

Dear Mr. Sawyer:

At your request, Forrest A. Garb & Associates, Inc. (FGA) has estimated the net reserves and future net revenue, as of April 1, 2012, attributable to interests owned by Lucas Energy, Inc. (Lucas) in certain oil and gas properties located in Texas.  It is our understanding that the proved reserves in this report constitute all of the reserves owned by Lucas.

This report has been prepared using the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of excluding consideration of future income taxes, conforms to the Financial Accounting Standards Board (FASB) Codification Topic 932, Extractive Industries - Oil and Gas.  These guidelines specify the use of a 12-month first-day of the month average benchmark price, a 10 percent per year discount factor, and constant oil and gas prices and costs.

The following table summarizes the estimated net reserves and future net revenue, as of April 1, 2012:

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserve Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Proved Producing	402.36	0.00	28,571.79	19,421.17
Undeveloped	6,621.16	10,722.48	252,678.51	84,923.56
Total Proved4	7,023.52	10,722.48	281,250.30	104,344.73

1 The definitions for all reserves incorporated in this study have been set forth in this report.
2 MBbl = thousands of barrels, MMcf = millions of cubic feet, M$ = thousands of dollars.
3 The discounted future net revenue is not represented to be the fair market value of these reserves.
4 The reserves and revenues in the summary table were estimated using the PHDWin economics program.  Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A. GARB & ASSOCIATES, INC.

GEOLOGY

Lucas’ Texas lease holdings are found in a broad area of current industry activity concentrating on four vertically adjacent targets: Austin Chalk, Eagle Ford Shale, Buda Limestone, and Glen Rose formation in order of increasing depth.  Lucas’ original oil and gas activity started in Gonzales County, by acquiring existing shut-in and stripper wells and restoring or improving their production.  Most of these wells had prior production from the well-known Austin Chalk.  Lucas opened more of the Austin Chalk to the wellbore and re-stimulated these wells.  The Austin Chalk is a dense limestone, which produces oil from naturally occurring fractures intersected by vertical and horizontal wells.  Reservoir thickness ranges from 150 feet to 800 feet, and depths range from 8,000 feet to 9,000 feet.  Lucas’ Austin Chalk development plans focus on drilling horizontal laterals into the reservoir from both existing and new wells.

Through acquiring Austin Chalk leases in Gonzales County, Lucas became a participant in the developing Eagle Ford Shale play, which lies directly beneath the Austin Chalk.  The Eagle Ford Shale is a shaly limestone with a high content of organic matter.  The Eagle Ford is believed to be the primary source of oil and gas produced from the Austin and Buda, as well as the Eagle Ford.  Reservoir thickness varies from approximately 80 feet to more than 300 feet, and depths range from 8,000 feet to 11,000 feet.  The United States Energy Information Administration (EIA), which collects and provides official energy statistics to the United States Government, produced a map showing the major shale plays in the lower 48 states.  The Eagle Ford Shale play in south Texas is one of several identified and is pictured in Figure 1.

Figure 1: Lower 48 Shale Plays

FORREST A. GARB & ASSOCIATES, INC.

The EIA map of the Western Gulf Basin in south Texas, Figure 2, shows the extent of the Eagle Ford Shale play.  This figure illustrates the widely recognized segregation of this trend into three areas.  The updip, shallower portion is primarily oil production; the deeper, more downdip, regions are mostly dry gas; and the middle parts of the trend produce a mix of gas and condensate (wet gas).  Most of Lucas’ leases are located in the oil and wet gas windows.

Figure 2: Eagle Ford Active Trend

Lucas currently has two producing Eagle Ford horizontal wells on its leases, the Hagen EF 1H and Hagen EF 2H.  These wells were drilled by Hilcorp Resources during 2010.  Recent drilling activity, improvements in horizontal drilling, well stimulation, and completion technologies, have influenced the development of the Eagle Ford play.  The EIA stated in October 2010, “At the Eagle Ford formation in Texas, liquids production in 2009 grew more than five-fold over the previous year, and is on pace to exceed five million barrels in 2010.”   A bubble map indicating cumulative Eagle Ford production through September 2011 is shown in Figure 3.

FORREST A. GARB & ASSOCIATES, INC.

Figure 3: Eagle Ford Cumulative Production through September 2011

The Buda Limestone, which directly underlies the Eagle Ford Shale, is a dense limestone which also produces oil from naturally occurring fractures.  Across Lucas’ leases, the thickness of the Buda varies from approximately 100 feet to more than 150 feet thick, and depths range from 8,500 to 9,000 feet in Gonzales County.  In Madison County, the Buda Limestone is approximately 9,400 feet deep, and is targeted using horizontal wells with 4,000 foot to 5,000 foot laterals.  Typically, the Buda is the least prolific of these three zones, but there are a number of Buda wells with cumulative production of more than 100,000 barrels of oil.  Lucas has re-completed wells which previously produced from the Buda, and deepened and successfully completed other wells in the Buda with success.  Future development plans include more of this type of activity in both vertical and horizontal wells.

FORREST A. GARB & ASSOCIATES, INC.

The Glen Rose formation is a series of alternating limestones and shales productive from structural and stratigraphic traps with conventional porosity and permeability.  Reservoir thickness ranges from 400 to 500 feet, and depths range from 10,000 feet to 11,000 feet.  In Madison County, targets in the Glen Rose require wells to be drilled to about 11,500 feet deep.

ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward.  The basis for estimating the proved producing reserves is the extrapolation of historical production data having an established decline trend.  Volumetric analysis and/or analogy to adjacent wells were used for forecasting properties where insufficient production data were present for production decline extrapolation.  The proved undeveloped properties were evaluated by analogy to comparable wells in the adjacent areas where these reservoirs are currently being developed.  The available geologic and engineering data were furnished by Lucas for FGA's review.  Analogous data which proved the oil window of the Eagle Ford Shale in Lucas’ Texas lease holdings are multiple recent Eagle Ford successful completions by area operators.

Production histories were obtained from published production data and state reporting records purchased from DrillingInfo, DI Desktop, and supplemented with data provided by Lucas.    FGA has accepted Lucas’ intent to drill the proved undeveloped locations.  The future development program is aggressive, but Lucas has provided back-up for the associated capital funding.  Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure. Gas sales imbalances have not been taken into account in the reserve estimates.  The oil reserves shown in this study include crude oil and/or condensate. Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

The analysis and findings presented in this report, with the exceptions of parameters specified by others, represent FGA’s informed judgments based on accepted standards of professional engineering practice, but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical, and engineering data.  Future changes in federal, state, or local regulations may adversely impact the ability to recover the future oil and gas volumes expected.  Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses and capital costs to vary from the results presented in this report.

ECONOMICS

The benchmark oil and gas prices used in this study are the preceding 12-month averages of the first trading-day of the month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas.  Oil prices are based on a benchmark price of $98.29 per barrel and have been adjusted by lease for gravity, transportation fees, and regional price differentials.  Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $3.72 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials.  The adjustment is based on the differential between historic oil and gas sales and the corresponding benchmark price.  The oil and gas prices were held constant for the economic life of the properties as specified by the SEC.

FORREST A. GARB & ASSOCIATES, INC.

Lease operating cost data were provided by Lucas for FGA’s review.  Capital expenditures are included as required for workovers, the future development of new wells, and for production equipment.  All costs have been held constant in this evaluation.  Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report.  No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

Lucas provided ownership interests in the properties, and FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented.  Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after deduction of severance taxes, ad valorem taxes, and direct operating costs.  No deductions have been made for federal income taxes or other indirect costs, such as interest expense and loan repayments.  Surface and well equipment salvage values have not been considered in the revenue projections.  The estimated reserves included in the cash flow projections have not been adjusted for risk.  The reserves included in this study are estimates only and should not be construed as exact quantities.  They may or may not be actually recovered; and, if recovered, the actual revenues and associated costs could be more or less than the estimated amounts.  Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

Grand total summary projections by reserve category and category summaries (including one-line summaries for the individual properties) are presented in Attachment A.  The individual properties have been ranked in descending order of discounted future net revenue value.  This ranking is presented as Attachment B.  Attachment C is a master list of all properties.

Individual projections and graphs of historical and forecast production are provided in Attachment D for proved developed producing and proved undeveloped properties.  Attachment E presents the definitions of oil and gas reserves in accordance with the SEC.  General comments regarding this report and the estimation of future reserves and revenue are presented in Attachment F.  Attachment G contains our consulting firm profile.

FGA is an independent firm of geologists and petroleum engineers.  Neither the firm nor its employees own any interest in the properties studied, nor have we been employed on a contingency basis.  FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.  Any distribution of this report, or any part thereof, must include this letter and the General Comments in their entirety.

FORREST A. GARB & ASSOCIATES, INC.

We appreciate the opportunity to submit this evaluation.  Should you have any questions, please do not hesitate to call.

This report was prepared under the supervision of W.D. Harris III, Registered Professional Engineer No. 75222, State of Texas.

Yours truly,

Forrest A. Garb & Associates, Inc.
Texas Registered Engineering Firm F-629

W. D. Harris III
Chief Executive Officer
Forrest A. Garb & Associates, Inc.

SWW/dsg